UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MarketWise, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)
Class A Common Stock: 57064P107

(CUSIP Number)

Monument & Cathedral Holdings, LLC
14 W. Mount Vernon Place
Baltimore, MD 21201

Copies to:
Eric R. Smith
Venable LLP
750 East Pratt Street, Suite 900
Baltimore, MD 21202
(410)244-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2023

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
Monument & Cathedral Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OF PLACE OR ORGANIZATION
Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
119,118,544 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
119,118,544
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,118,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.06% (2)
14	TYPE OF REPORTING PERSON
OO
(1) Consists entirely of Common Units of MarketWise, LLC, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
(2) Based on 37,480,687 shares of Class A Common Stock outstanding as of August 7, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 57064P107	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS
Myles Norin, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OF PLACE OR ORGANIZATION
Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1,087,162 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
1,087,162 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.82% (2)
14	TYPE OF REPORTING PERSON *
OO
(1) Consists entirely of Common Units of MarketWise, LLC, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
(2) Based on 37,480,687 shares of Class A Common Stock outstanding as of August 7, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 57064P107	13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSONS
Cobblestone Publishing, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OF PLACE OR ORGANIZATION
Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
119,118,544 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
119,118,544 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,118,544 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.06% (2)
14	TYPE OF REPORTING PERSON *
CO
(1) Consists entirely of Common Units of MarketWise, LLC, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
(2) Based on 37,480,687 shares of Class A Common Stock outstanding as of August 7, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

CUSIP No. 57064P107	13D	Page 5 of 5 Pages

1	NAME OF REPORTING PERSONS
Myles Norin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OF PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
120,205,706 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
120,205,706 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,205,706 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.23% (2)
14	TYPE OF REPORTING PERSON
IN
(1) Consists entirely of Common Units of MarketWise, LLC, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
(2) Based on 37,480,687 shares of Class A Common Stock outstanding as of August 7, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

SCHEDULE 13D
ITEM 1.Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of MarketWise, Inc. (the “Issuer”). The Issuer’s principal executive office is 1125 N. Charles Street Baltimore, Maryland, 21201.
ITEM 2.Identity and Background.

(a)This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)Monument & Cathedral Holdings, LLC (“Monument”);
(ii)Myles Norin, LLC;
(iii)Cobblestone Publishing, Inc. (“Cobblestone”); and
(iv)Myles Norin (“Mr. Norin”).
This statement relates to the securities held by Monument and Myles Norin, LLC. Mr. Norin is the President of Cobblestone, which is the sole manager of Monument. The bylaws of Cobblestone provide the president of Cobblestone with sole voting and dispositive control of the shares held directly or indirectly by Cobblestone. Mr. Norin is the manager of Myles Norin, LLC.

(b)The address of the principal business office of each of Monument, Myles Norin, LLC, Cobblestone, and Mr. Norin is 14 W. Mount Vernon Place, Baltimore, Maryland 21201.

(c)Monument operates as a holding company, which, through its subsidiaries, publishes books, magazines, and newsletters on a variety of topics. Myles Norin, LLC operates as a holding company. Cobblestone is the sole manager of Monument. Mr. Norin is the President of Cobblestone and the manager of Myles Norin, LLC.

(d)During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Monument is a Maryland limited liability company; Myles Norin, LLC is a Maryland limited liability company; Cobblestone is a Maryland corporation; Mr. Norin is a citizen of the United States of America.
ITEM 3.Source and Amount of Funds or Other Consideration.

Completion of Business Combination

Ascendant Digital Acquisition Corp. (“ADAC” and, after domestication as described below, the Issuer), a Cayman Islands exempted company, entered into that certain Business Combination Agreement, dated as of March 1, 2021 (as amended, the “Transaction Agreement”), by and among ADAC, MarketWise, LLC, a Delaware limited liability company, all of the members of MarketWise, LLC party thereto, including Monument and Myles Norin, LLC, and Shareholder Representative Services LLC, a Colorado limited liability company.

On July 21, 2021, ADAC and MarketWise, LLC consummated the business combination contemplated by the Transaction Agreement (the “Business Combination”) whereby, among other actions, Issuer issued 133,361,467 shares of Class B Common Stock to affiliates of Monument, including 112,807,518 shares of Class B Common Stock held of record by Monument and 1,087,162 shares of Class B Common Stock held of record by Myles Norin, LLC. Pursuant to the Transaction Agreement, Monument received 112,807,518 Common Units as consideration for LLC units of MarketWise, LLC and Myles Norin, LLC received 1,087,162 Common Units as consideration for LLC units of MarketWise, LLC.

Settlement Agreement

On June 21, 2023, Monument entered into that certain Settlement Agreement, by and among Frank Porter Stansberry, an individual, and Monument (the “Settlement Agreement”), pursuant to which Mr. Stansberry agreed to transfer to Monument 6,311,026 Common Units and 6,311,026 shares of Class B Common Stock (the “Settlement Securities”), in consideration for the release and discharge of Mr. Stansberry’s obligations to pay the aggregate amount of $12,622,052.01 under promissory notes issued by Mr. Stansberry for the benefit of Monument: (i) dated as of May 1, 2015, in the principal amount of $8,000,000 and (ii) dated as of July 1, 2020 in the principal amount of $3,000,000. As contemplated by the Settlement Agreement, the transfer of the Settlement Securities occurred on August 31, 2023. To avoid any ambiguity, the date of the irrevocable commitment to transfer the Settlement Securities under the Settlement agreement was August 31, 2023.
ITEM 4.Purpose of Transaction.

    The information set forth in Item 3 above is incorporated into this Item 4 by reference.

All securities beneficially owned by the Reporting Persons were received in connection with the Transaction Agreement and the Settlement Agreement.

Mr. Norin is the president of Cobblestone, which is the sole manager of Monument, and, as such, has voting and dispositive control over the shares owned by Monument. Mr. Norin is also the manager of Myles Norin, LLC and as such has voting and dispositive control over the shares owned by Myles Norin, LLC. In Mr. Norin’s capacity as president of Cobblestone, the sole manager of Monument, and manager of Myles Norin, LLC, Mr. Norin may have influence over the corporate activities of the Issuer that require stockholder approval, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.
ITEM 5.Interest in Securities of the Issuer.

(a) – (b)

The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, and 6 to this Statement is hereby incorporated by reference in this Item 5(a)–(b).

The ownership information presented below represents beneficial ownership of Class A Common Stock and Class B Common Stock of the Issuer as of August 7, 2023 based on 37,480,687 shares of Class A common stock and 289,842,303 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

Reporting Person:	Class A Common Stock beneficially owned	Percent of class:	Class B Common Stock beneficially owned	Percent of class:
Monument; Cobblestone (1)	119,118,544	76.06%	119,118,544	41.10%
Myles Norin, LLC (1)	1,087,162 (1)	2.82%	1,087,162	0.38%
Mr. Norin (1)(2)	120,205,706 (1)(2)	76.23%	120,205,706	41.47%
(1) Consists entirely of Common Units of MarketWise, LLC (“Common Units”), which are redeemable by the holder for, at the election of the Issuer, into shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed. In connection with each Common Unit, a holder is issued with a corresponding share of Class B Common Stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of the Issuer are entitled to vote generally. Upon redemption of any Common Unit the corresponding share of Class B common stock will be terminated.

(2) The amount of Common Units consists of (a) 119,118,544 Common Units held of record by Monument and (b) 1,087,162 Common Units held of record by Myles Norin, LLC. Mr. Norin is the President of Cobblestone, which is the sole manager of Monument, and Mr. Norin is the manager of Myles Norin, LLC. As a result, Mr. Norin may be deemed to beneficially own the Common Units held by Monument and Myles Norin, LLC.

(c)The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

(d)Not applicable.

(e)Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relations with Respect to Securities Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a power of attorney, attached hereto as Exhibit 99.1.

The information contained in Item 3 is incorporated herein by reference.

By virtue of their ownership of Common Units, Monument and Myles Norin, LLC are parties to the Third Amended and Restated Limited Liability Company Agreement, dated as of July 21, 2021, by and among MarketWise, LLC, Marketwise, Inc., and the members party thereto.

Monument and Myles Norin, LLC are also parties to the Amended and Restated Registration Rights Agreement, dated July 21, 2021, by and among the Issuer, Ascendant Sponsor LP, a Cayman Islands exempted limited partnership, the persons identified as “MarketWise Holders” on the signature pages thereto and the persons or entities identified as “Other Holders” on the signature pages thereto, pursuant to which the Issuer is required to register for resale the securities held by Monument and Myles Norin, LLC.
ITEM 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement.
99.2
Business Combination Agreement, dated as of March 1, 2021, by and among ADAC, Beacon Street Group, LLC, Members of Beacon Street Group, LLC and Shareholder Representative Services LLC (incorporated by reference to Annex A of the Issuer’s Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

99.3
Amendment No. 1 to Business Combination Agreement, dated as of May 21, 2021, by and among Ascendant Digital Acquisition Corp., Beacon Street Group, LLC and Shareholder Representative Services LLC (incorporated by reference to Annex A-2 of the Issuer’s Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

99.4
Third Amended and Restated Limited Liability Company Agreement, dated as of July 21, 2021, by and among MarketWise, LLC, Marketwise, Inc., and the members party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (File No. 001-39405), filed with the SEC on July 28, 2021).

99.5
Amended and Restated Registration Rights Agreement, dated July 21, 2021, by and among the Issuer, Ascendant Sponsor LP, a Cayman Islands exempted limited partnership, the persons identified as “MarketWise Holders” on the signature pages thereto and the persons or entities identified as “Other Holders” on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-39405), filed with the SEC on July 28, 2021).

99.6	Settlement Agreement, dated as of August 31, 2023, by and among Frank Porter Stansberry, an individual, and Monument & Cathedral Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2023

Monument & Cathedral Holdings, LLC
By:     Cobblestone Publishing, Inc., as Manager

By:        /s/ Myles Norin
Name:    Myles Norin
Title:    President

Cobblestone Publishing, Inc.
By:        /s/ Myles Norin
Name:    Myles Norin
Title:    President

Myles Norin, LLC

By:        /s/ Myles Norin
Name:    Myles Norin
Title:    Manager

Myles Norin

    /s/ Myles Norin